Exhibit 99.36

FACTORING AMENDING AGREEMENT

THIS FACTORING AMENDING AGREEMENT (this “Amending Agreement”) is dated as of September 27, 2023 (the “Effective Date”), by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”). The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties have entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS, all capitalized terms used in this Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	The reference to “September 30, 2023” in Section 4.5.2 in the Factoring Agreement is hereby deleted and replaced with “October 31, 2023”.

2.	The reference to “September 30, 2023” in Section 13.1.3 in the Factoring Agreement is hereby deleted and replaced with “October 31, 2023”.

3.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement is hereby deleted and replaced with “60 days”.

4.	In all other respects the terms and conditions set forth in the Factoring Agreement shall remain unamended.

5.	It is agreed and understood that this Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

6.	This Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:	/s/ “Francis Letourneau”
Authorized Signatory

ADVANCE FACTORING INC.

Per:	/s/ “Shimshon Posen”
Authorized Signatory

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